

Mail Stop 3561

August 11, 2015

Mr. Sergey Solonin
Chief Executive Officer
QIWI plc
Kennedy 12, Kennedy Business Centre, 2nd Floor
P.C. 1087, Nicosia, Cypress

Re: QIWI plc
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed March 12, 2015
File No. 1-35893

Dear Mr. Solonin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 18. Financial Statements, page F-1

1. Reference is made to your discussion of the regulator imposed prudential ratios on Qiwi Bank at pages 17 and 56. Please tell us whether these ratios and/or other regulatory requirements restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash dividends without the consent of the regulators. If so, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries as of December 31, 2014 and how you computed the amount; and (ii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Alexander Karavaev
        Chief Financial Officer